UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CRUCELL N.V.
(Name of Subject Company (Issuer))

JJC ACQUISITION COMPANY B.V.
(Offeror)

A Wholly Owned Subsidiary of

CILAG HOLDING AG
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

ORDINARY SHARES, €0.24 NOMINAL VALUE, and AMERICAN DEPOSITARY SHARES,
EACH OF WHICH REPRESENTS ONE ORDINARY SHARE
(Title of Class of Securities)

N23473106 (Ordinary Shares)
228769105 (American Depositary Shares)
 (CUSIP Number of Class of Securities)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

Transaction Valuation	CALCULATION OF FILING FEE	Amount of Filing Fee
N/A		N/A

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Johnson & Johnson and Crucell Progress Update:
Expect to Commence Public Offer Prior to 10 December 2010

Will further assess Korea Manufacturing Issues
following Commencement of Offer

New Brunswick, N.J., and Leiden, the Netherlands, 30 November 2010 – Johnson & Johnson (NYSE: JNJ) and Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) provide the following joint update on the preparations for the intended public offer by JJC Acquisition Company B.V., a subsidiary of Johnson & Johnson, for all ordinary shares and American depositary shares of Crucell (the Offer) and on the status of the manufacturing issues in Crucell’s Shingal facility in Korea previously announced by Crucell (the Korea Manufacturing Issues).

Offer time table: expected commencement in advance of 10 December 2010

The review of the draft offer document by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or the AFM) and by the U.S. Securities and Exchange Commission (the SEC) are currently underway and Johnson & Johnson currently expects to obtain the final approval of the offer document from the AFM and be in a position to commence the Offer in advance of the previously announced initial informational Extraordinary General Meeting of Shareholders of Crucell to be held on 10 December 2010 in Amsterdam, the Netherlands.

Korea Manufacturing Issues update

As previously announced by Crucell on 28 October 2010 and 9 November 2010, Crucell put a temporary hold on all shipments of Quinvaxem® and Hepavax-Gene® and suspended production at the Shingal facility in Korea as the facility’s sterile operation had been compromised due to a microbiological contamination. In the third quarter financial results, Crucell took a €22.8 million inventory provision on Quinvaxem® stock related to the Korea Manufacturing Issues. Crucell reports that it expects to resume shipments of the non-contaminated stock of Quinvaxem® shortly. In addition, actions are being taken to resume manufacturing at the Shingal facility. Crucell expects to return to full manufacturing capacity in Shingal as of February 2011.

Johnson & Johnson continues to work with Crucell to further understand the circumstances surrounding the Korea Manufacturing Issues and to assess the situation and its impact and potential consequences.

Johnson & Johnson and Crucell have agreed to move toward a commencement of the Offer despite the fact that Crucell's investigation into the root cause of the Korea Manufacturing Issues remains ongoing and the financial and other impacts and consequences of the Korea Manufacturing Issues on Crucell’s business and operations will not be fully known as of the anticipated date of the commencement of the Offer.

In this regard, Johnson & Johnson and Crucell have agreed to confirm their interpretation of the pre-offer condition and offer condition concerning the absence of a "material adverse effect" as set forth in the 6 October 2010 merger agreement between the parties.

Johnson & Johnson and Crucell have confirmed that, while the immediate financial impact of the Korea Manufacturing Issues to Crucell, as described in Crucell's financial results for the third quarter of 2010, would not alone constitute a material adverse effect, all effects relating to the Korea Manufacturing Issues  (including those related to the period prior to commencement of the Offer) may be taken into account but only in combination with further developments that may arise or become known to Johnson & Johnson after the commencement of the Offer as a result of, and/or in connection with, the Korea Manufacturing Issues  in assessing whether the offer condition related to the absence of a material adverse effect has been satisfied at the completion of the Offer.

Other relevant developments

Crucell's Works Council has rendered its positive advice regarding the Offer, the process to obtain the Internal Revenue Service ruling on certain US tax matters is ongoing, and Johnson & Johnson has submitted a formal request to the European Commission (the EC) to file an anti-trust notification with the EC.

This joint press release is issued pursuant to the provisions of Section 5:25i of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).

Additional Information
The Offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell Crucell N.V.'s ordinary shares (including ordinary shares underlying American depositary shares), nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. At the time the Offer is commenced, Johnson & Johnson will file a tender offer statement with the SEC. Crucell's shareholders are strongly advised to read the tender offer documents that will be filed with the SEC as they contain important information that shareholders should consider before tendering their shares. These documents will be available for free on the SEC web site. Copies of Johnson & Johnson's filings with the SEC may be obtained at the SEC’s website www.sec.gov or by directing a request to Johnson & Johnson at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

About Crucell
Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell’s core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

About Johnson & Johnson
Caring for the world, one person at a time….inspires and unites the people of Johnson & Johnson.  We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 114,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

Forward-looking statements
(This press release contains "forward-looking statements". All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson's and Crucell N.V.'s expectations and projections. Risks and uncertainties include the fact that the transaction is conditioned on the successful tender of the  outstanding ordinary shares of Crucell, the receipt of required government and regulatory approvals, and certain other customary closing conditions; general industry conditions and competition; general domestic and international economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations affecting domestic and foreign operations; and trends toward health care cost containment. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson's ability to successfully integrate the products and employees of Johnson & Johnson and Crucell N.V. as well as the ability to ensure continued performance or market growth of Crucell's products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Crucell N.V. can be found in Exhibit 99 of Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended January 3, 2010, and Crucell N.V.'s Annual Report/ Form 20-F for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission on April 7, 2010, as well as other subsequent filings. Crucell prepares its financial statements under International Financial Reporting Standards (IFRS). Copies of these filings are available online at www.sec.gov, www.jnj.com, www.crucell.com, or on request from Johnson & Johnson or Crucell N.V.. Neither Johnson & Johnson nor Crucell undertakes to update any forward-looking statements as a result of new information or future events or developments.)

For further information please contact:

Crucell N.V. - Media & Investors
Oya Yavuz
Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

Johnson & Johnson – Media
Karen Manson	Bill Price
Mob. + 32 479 89 47 99	Tel. +1 (732) 524 6623
Mob. +1 (732) 668 3735

Johnson & Johnson – Investors
Louise Mehrotra	Stan Panasewicz
Tel. +1 (732) 524 6491	Tel. +1 (732) 524 2524

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